ENOTE.COM INC.
                             a Delaware Corporation

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER


NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
TO SEND THE COMPANY A PROXY.


         This Information Statement, which is being mailed on or about October 27, 1999, to the holders of shares of the common stock, par value $0.01 per share (the "Common Stock"), and the convertible preferred stock, par value $0.01 per share (the "Preferred Stock"), of eNote.com Inc., a Delaware corporation (the "Company"), is being furnished in connection with the appointment of the six persons named below (the "Designees") to the Board of Directors of the Company (the "Board"), to be effective on the tenth day after the filing of this Information Statement with the Securities and Exchange Commission (the "Commission") and the mailing of such Information Statement to all persons who were holders of record of the Common Stock at the close of business on September 21, 1999. On such tenth day, Sally A. Fonner, currently the sole director of the Company, will resign from the Board. Prior to such resignation, Ms. Fonner will appoint: Victor Reichenstein and James F. Bowman to Class I; Michael T. Grennan and Stanley M. Blau to Class II; and John R. Varsames and Leopold Abraham, II to Class III of the Board. Messrs. Bowman, Grennan, Reichenstein and Varsames are designees of the former stockholders of Navis Technologies, Ltd. ("Navis") pursuant to the Navis Transaction (defined hereafter). Messrs. Abraham and Blau are designees of Friedlander International Limited ("Friedlander") pursuant to the Friedlander Agreement.

         In each of 1997 and 1998, in its capacity as a stockholder of the Company, Capston Network Company ("Capston") and its President, Ms. Fonner, caused the Company to send to its stockholders a Notice of Special Meeting and Proxy Statement describing a number of proposals relating to a plan of reorganization proposed by Capston. The 1997 Special Meeting failed to achieve a quorum of stockholders, but a revised plan of reorganization was approved on March 23, 1999, after several adjournments of the 1998 Special Meeting. The approved plan of reorganization authorized Capston to seek a suitable business combination opportunity for the Company, authorized a series of changes in the Company's corporate structure, and provided for stock-based compensation to Capston and others for services rendered and to be rendered in connection with the implementation of the plan of reorganization.

                                     * * * *

         No action is required by the stockholders of the Company in connection with the appointment of the Designees to the Board. However, Section 14(f) of the Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, require the mailing to the Company's stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors (otherwise than at a meeting of the Company's stockholders) occurs.

         The principal executive offices of the Company are located at 185 Allen Brook Lane, Williston, Vermont 05495.


                                VOTING SECURITIES

General

         As of September 21, 1999, the issued and outstanding securities of the Company entitled to vote consisted of 10,049,481 shares of Common Stock and 5,000,000 shares of Preferred Stock. Each outstanding share of Common Stock and each outstanding share of Preferred Stock is entitled to one vote.

         On April 5, 1999, the Company acquired Navis in a transaction whereby the stockholders of Navis exchanged all of their Navis stock for 8,000,000 shares of newly issued Common Stock (or approximately 80% of the Company's then outstanding Common Stock), and Navis became a wholly-owned subsidiary of the Company (the "Navis Transaction"). The number of shares issued by the Company in the Navis Transaction was determined by arms-length negotiation between the parties. Before the Navis Transaction, the Company had no material assets, liabilities or business operations. No relationship existed between the Company and Navis prior to the Navis Transaction. In connection with the Navis Transaction, the Company agreed to issue 1,460,000 shares of Common Stock to certain consultants and advisors, including approximately 540,000 shares of Common Stock that were issued to persons designated by Capston, 270,000 shares of Common Stock that were issued to legal counsel for the parties and 650,000 shares of Common Stock that were issued to certain financial consultants as finders' fees.

         In connection with the Navis Transaction, Sally A. Fonner resigned as the sole officer of the Company and appointed the following persons, designated by Navis, to serve as executive officers of the Company: John R. Varsames, President and Chief Executive Officer; and Michael T. Grennan, Treasurer, Chief Financial Officer and Secretary.

         At approximately the same time as the Navis Transaction, the Company entered into a Purchase and Sale Agreement with Friedlander dated April 6, 1999 (the "Friedlander Agreement"), whereby the Company sold 5,000,000 shares of Preferred Stock and warrants to purchase 2,000,000 shares of Common Stock ("Warrants") to Friedlander for $5,000,000 in cash (the "Friedlander Transaction"). The Preferred Stock has a liquidation preference of $1 per share, or $5,000,000 in the aggregate, and is convertible into Common Stock on a share-for-share basis. The aggregate 7,000,000 shares of Common Stock that the Preferred Stock and the

Warrants are convertible into, and exercisable for, respectively, would represent approximately 41% of the outstanding Common Stock upon full conversion and exercise. The Warrants are exercisable for five years from the date of issuance at a price of $1 per share, and are subject to voluntary redemption by the Company at a redemption premium of $1 per Warrant over the spread between the exercise price of the Warrant and the market price of the Common Stock on the redemption date. Pursuant to the Friedlander Transaction, the holders of Preferred Stock and Warrants are protected against dilution resulting from certain post-closing stock issuances and are entitled to certain demand and piggy-back registration rights.

         Under the terms of the Reorganization Agreement, dated April 5, 1999, between and among the Company, Navis and the stockholders of Navis, promptly after compliance with Section 14(f) of the Exchange Act, the Board shall have a meeting at which all of the then-directors shall resign and shall elect as members of the Company's Board such individuals as the former stockholders of Navis shall designate to the Company. The right of the Navis stockholders to so designate Board members is expressly subject to the provisions of the Friedlander Agreement, which provides that: (A) until the sooner of (i) the fifth anniversary of the date of the Friedlander Agreement and (ii) such time as Friedlander is the beneficial owner of less than 10% of the issued and outstanding voting securities of the Company, Friedlander shall be entitled to appoint two members of the Board; and (B) the Company shall promptly take such action as may be required to amend its By-laws to provide that, for so long as Friedlander has a right to appoint two members of the Board, the total number of members constituting the entire Board shall not exceed seven.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information furnished by current management and the Designees concerning the beneficial ownership of Common Stock and Preferred Stock of the Company as of September 21, 1999, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of either class of stock; (ii) all directors, executive officers, and Designees; and (iii) directors and executive officers of the Company as a group:


                                                         Common Stock                              Preferred Stock
                                                 Amount and                                  Amount and
                                                   Nature                                     Nature of
Name and Address                                of Beneficial              Percent           Beneficial           Percent
of Beneficial Owner                             Ownership(1)              of Class          Ownership(1)         of Class
-------------------                             -------------             --------          ------------         ---------
John R. Varsames (2)                             7,350,000(3)(4)              73.1%                  --             --

Michael T. Grennan (2)                             250,000(5)                  2.5%                  --             --

Sally A. Fonner                                    181,389(6)                  1.8%                  --             --
c/o Capston Network Co.
1621 N. Osceola Avenue
Clearwater, Florida  33755

Burton G. Friedlander                            7,424,100(7)(8)(9)           42.5%           5,000,000            100%
c/o Friedlander Capital
Management Corp.
104 Field Point Road
Greenwich, Connecticut  06830

Leopold Abraham, II                                  1,000                       *                   --            --
13732 Le Havre Drive
Palm Beach Gardens, Florida
33410

Stanley M. Blau (2)                                     --                      --                   --            --

James F. Bowman                                         --                      --                   --            --
One Bridge Street, Suite 200
Newton, Massachusetts 02458

Victor Reichenstein (10)                           120,000                     1.2%                  --            --
800 Brickell Ave., Suite 1250
Miami, Florida 33131

Executive Officers and Directors                 7,781,389                    77.4%                  --            --
as a Group (3 persons)

-----------------------

*        Less than 0.1%

(1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

(2) c/o eNote.com Inc., 185 Allen Brook Lane, P.O. Box 1138, Williston, Vermont 05495-1138.

(3) Mr. Varsames shares beneficial ownership of 7,080,000 shares of Common Stock with his wife, Heidi A. Varsames. Mr. Varsames holds sole voting power of these 7,080,000 shares pursuant to a proxy from his wife.

(4) Includes 250,000 shares of Common Stock held of record by James D. Richards III and 20,000 shares of Common Stock held of record by the adult children of Mr. and Mrs. Varsames, Kristen Varsames and Lori A. Varsames. Mr. Varsames holds sole voting power for these 270,000 shares of Common Stock pursuant to the proxies from James D. Richards III, Kristen Varsames, and Lori A. Varsames.

         Mr. Richards' proxy expires upon the occurrence of certain events defined therein, and, in any event, upon the expiration of one year from April 13, 1999.

(5) Mr. Grennan's reported holdings do not include 500 shares that are held by his father, as to which he disclaims beneficial ownership.

(6) In connection with the plan of reorganization approved by the Company's stockholders, certain persons designated by Capston received an aggregate of 540,000 shares of Common Stock for administrative and management services. Ms. Fonner was so designated by Capston to receive 180,600 of such 540,000 shares of Common Stock. Ms. Fonner's reported holdings include 50,000 shares that are subject to a letter agreement, dated as of August 26, 1999 among Capston and the Company (the "Capston Pledge Letter"), which provides that such shares will be given to a third party, as escrow agent, pending the payment of certain obligations of Ms. Fonner and Capston to the Company.

(7) Includes 5,000,000 shares of Common Stock issuable upon conversion of 5,000,000 shares of Preferred Stock and 2,000,000 shares of Common Stock issuable upon exercise of immediately exercisable Warrants.

(8) Mr. Friedlander exercises voting and investment control over shares of Common Stock beneficially held by Friedlander and Friedlander Limited Partnership ("FLP") through their investment manager, Friedlander Capital Management Corp. ("FCMC"), of which Mr. Friedlander is the sole shareholder.

(9) Information as to Mr. Friedlander, Friedlander, FLP and FCMC is based on a Statement on Schedule 13D filed by Mr. Friedlander and FCMC with the Commission on July 15, 1999 and a Form 4 for June 1999 provided by Mr. Friedlander and FCMC, and the Company assumes no responsibility for such information.

(10) Mr. Reichenstein shares beneficial ownership with his wife. Mr. Reichenstein has informed the Company that he believes he has certain options that may be exercisable for Common Stock pursuant to a stock option plan from the 1980s when the Company was formerly known as Webcor Electronics, Inc. The Company has no knowledge of these options but is investigating the existence of such options.


                      INFORMATION REGARDING THE DESIGNEES,
                        DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Designees

         The following table sets forth certain information regarding the Designees and executive officers of the Company.

Name                             Age        Positions
----                             ---        ---------

John R. Varsames................. 48      President, Chief Executive Officer and
                                          Designee for Class III
Michael T. Grennan............... 44      Chief Financial Officer, Treasurer,
                                          Secretary and Designee for Class II
Leopold Abraham, II.............. 71      Designee for Class III
Stanley M. Blau.................. 61      Designee for Class II
James F. Bowman.................. 48      Designee for Class I
Victor Reichenstein.............. 74      Designee for Class I

         The stockholders at the 1998 Special Meeting elected Ms. Fonner to serve as the sole director until the 1999 Annual Meeting of Stockholders and until her successor is elected and qualified. The stockholders also approved an amendment to the Company's By-laws providing that the entire Board shall be not less than three directors during any period when the total stockholders' equity exceeds $100,000. Stockholders' equity exceeded $100,000 on April 6, 1999. The By-laws further provide that the foregoing provision shall not take effect until the filing of an Information Statement pursuant to Rule 14(f) under the Exchange Act has been made. The
By-laws provide that at any time when the Board consists of three or more members, the Board of Directors shall be divided into three classes, designated Class I, Class II, and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors. Initially, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. Thereafter, Directors shall be elected to serve for a term of three years and until their successors are elected and qualified.

         On the tenth day after the filing of this Information Statement with the Commission and the mailing of such Information Statement to all holders of record of the Company's Common Stock and Preferred Stock, Ms. Fonner, the current sole director, will appoint: Messrs. Abraham and Varsames to Class III to hold office until the 2001 Annual Meeting of Stockholders; Messrs. Blau and Grennan to Class II to hold office until the 2000 Annual Meeting of Stockholders; and Messrs. Bowman and Reichenstein to Class I to hold office until the 1999 Annual Meeting of Stockholders; or until their respective successors are duly elected and qualified. Ms. Fonner will then resign from the Board. Messrs. Bowman, Grennan, Reichenstein and Varsames are designees of the former stockholders of Navis. Messrs. Abraham and Blau are designees of Friedlander.

         There are no family relationships among any of the Designees or the directors or executive officers of the Company.

         The following information is furnished for each of the executive officers of the Company and for the Designees:

         John R. Varsames was appointed President and Chief Executive Officer of the Company on April 5, 1999. He is also a Designee for Class III. Mr. Varsames founded Navis in June 1996 and served as the President and Chief Executive Officer of Navis until the Company acquired Navis. From December 1995 to June 1996, Mr. Varsames served as a consultant and then as Vice President for AirMouse Remote Controls and its affiliate, AirMarket Interactive System, a company specializing in interactive television technology and peripherals. From August 1984 to December 1995, Mr. Varsames co-founded and served as the President and Chief Executive Officer of Northshore Companies, a real estate investment firm. Mr. Varsames is a graduate of St. Michael's College (Business Administration/Political Science), and was a past Chairman of the St. Michael's College Associate Board of Trustees. He has served his community as a director of several charitable organizations and also served as a national director for the National Association of Home Builders.

         Michael T. Grennan was appointed Chief Financial Officer, Treasurer and Secretary of the Company on April 5, 1999. He is also a Designee for Class II. Before joining the Company, Mr. Grennan worked for seven years as a self-employed business and financial consultant. Previously, Mr. Grennan worked for 14 years in public accounting, first on the audit staff of Coopers and Lybrand, and then as a staff member, manager and partner of the accounting firm of Urbach, Kahn, and Werlin, PC. Mr. Grennan is a 1977 graduate of the University of Florida (BSBA in Accounting with High Honors), a Certified Public Accountant and a former member of the AICPA's Ethics Technical Subcommittee. In addition to his experience in public accounting Mr. Grennan has extensive consulting experience for a variety of public and private corporations including banks, manufacturing and operating companies.

         Leopold Abraham, II is a Designee for Class III. Mr. Abraham served as Chairman and Chief Executive Officer of Associated Merchandising Corporation, a retail merchandising and sourcing organization, from 1977 until his retirement in 1993. Since retiring from Associated Merchandising, Mr. Abraham was a director of Liz Claiborne, Inc. from 1993 to 1998. He currently serves on the boards of directors of: R.G. Barry Corp., a manufacturer of comfort footwear (since 1993); Signet Group, plc, an operator of retail jewelry stores in the United States and the United Kingdom (since 1994); Galey & Lord, Inc., a manufacturer of textile products (since 1993); and the Smith Barney Funds Board (since 1994).

         Stanley M. Blau is a Designee for Class II. Mr. Blau served on the board of directors of Executone Information Systems, Inc., a developer and distributor of voice and data communication systems, from 1988 until 1999, and served as the Vice Chairman of the board of directors from 1988 until 1996. Since 1998, Mr. Blau has been a partner in PS Capital LLC, a firm investing in high technology startup companies in the Internet, e-commerce and telecommunications fields.

         James F. Bowman is a Designee for Class I. Since 1986, Mr. Bowman has been a Senior Partner of Forbes Consulting Group, Inc. where he directs qualitative and quantitative research with financial, package goods and advertising entities.

         Victor Reichenstein is a Designee for Class I. Mr. Reichenstein was the President and a director of the Company (when it was formerly known as Webcor Electronics, Inc.) from 1971 until the Company filed for bankruptcy in 1989. Since 1989, Mr. Reichenstein has been a private investor at Vicel Inc., an investment firm. From 1993 to 1995, he served as a director of Safeskin Corporation, a company engaged in the manufacture of disposable gloves.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On April 5, 1999, the Company acquired Navis in a transaction whereby the stockholders of Navis exchanged all of their Navis stock for 8,000,000 shares of newly issued Common Stock (or approximately 80% of the Company's then outstanding Common Stock), and Navis became a wholly-owned subsidiary of the Company. Pursuant to the Navis transaction, Mr. Varsames became the beneficial owner of approximately 71% of the Company's then outstanding Common Stock, was appointed President and Chief Executive Officer of the Company, and acquired the contractual right to designate individuals for appointment to the Board. Mr. Varsames shares beneficial ownership of 7,080,000 shares of Common Stock with his wife, Heidi A. Varsames. Prior to the Navis Transaction, Mr. Varsames was not a director, officer or shareholder of, or otherwise related to, the Company.

         On April 6, 1999, the Company entered into the Friedlander Transaction, pursuant to which Friedlander purchased Preferred Stock and Warrants convertible into and exercisable for, respectively, approximately 41% of the then outstanding Common Stock and was granted the contractual right (as yet unexercised) to designate two individuals for appointment to the Board. Prior to the Friedlander Transaction, neither Friedlander nor Mr. Friedlander was a director, officer or shareholder of, or otherwise related to, the Company.

         In connection with the Navis Transaction and Friedlander Transaction, the Company agreed to issue 1,460,000 shares of Common Stock to certain consultants and advisors, including 540,000 shares of Common Stock that were issued to persons designated by Capston, 270,000 shares of Common Stock that were issued to legal counsel for the parties and 650,000 shares of Common Stock that were issued to certain financial consultants as finders' fees. Ms. Fonner was so designated by Capston to receive 180,600 of such 540,000 shares of Common Stock. George W. Schiele received 600,000 of the 650,000 shares of Common Stock issued as finders' fees. Mr. Schiele transferred 250,000 of the 600,000 shares to Mr. Friedlander. Mr. Friedlander was recruited by Mr. Schiele to perform services for the Company and thereby became entitled to 250,000 shares based on a Statement on Schedule 13G filed on July 1, 1999 by Mr. Schiele. In addition to the above mentioned stock compensation, upon the closing of the Navis Transaction, Navis paid $250,000 (the "Cash Compensation") in cash to Capston, $100,000 of which Capston, in turn, paid to Mr. Schiele and another individual ($50,000 each) who acted as finders in connection with the Navis Transaction, and the remaining $150,000 was retained by Capston. An oral agreement (the "Cash Condition Agreement") between Capston and Navis provided that Capston's $150,000 portion of the Cash Compensation is subject to repayment in the event that the Common Stock (i) is traded on a national securities exchange or included in the National Association of Securities Dealers' SmallCap Market within the six months immediately following the closing of the Navis Transaction and (ii) trades at or above $5.00 per share for at least 45 consecutive trading days during such period. The Cash Condition Agreement was later modified to provide that the relevant time period for such trading would be the four months immediately following the filing of the Company's Report on Form 10-KSB for the fiscal year ended March 31, 1999, rather than the six months immediately following the Navis Transaction.

         Between April 7, 1998 and March 23, 1999, Navis issued 15 separate 12% Promissory Notes (the "Varsames Notes") to Mr. Varsames in an aggregate principal amount of approximately $223,647. The Varsames Notes are payable on demand, and on March 29, 1999, April 9, 1999 and June 9, 1999, Navis repaid an aggregate of approximately $250,147 principal amount of Varsames Notes and approximately $17,081 accrued interest thereon. Navis is a wholly-owned subsidiary of the Company.

         Ms. Fonner and Capston have agreed to reimburse the Company $150,000 (the "Reimbursement") for legal fees incurred or advanced by the Company (including funds advanced by the Company as provided in the next sentence) in connection with the resolution of potential irregularities in corporate procedure described in the Company's Report on Form 10-KSB filed September 22, 1999. Prior to the Reimbursement, the Company may fund certain legal expenses of Capston in connection with these matters. The Capston Pledge Letter provides that 50,000 shares of Common Stock previously issued to Capston will be given to a third party, as escrow agent, to be held pending satisfaction of the Reimbursement.

         The Company leases approximately 14,500 square feet of office and light manufacturing space in Williston, Vermont from Airmouse House Ltd. Partnership. This lease expires in 2004 and calls for rent of approximately $8,333 per month in 1999, with amounts generally increasing annually thereafter to reflect cost of living related increases. Mr. Varsames is a general partner of Airmouse House Ltd. Partnership. The terms of the lease were determined by arms-length negotiation between the parties.

         The Company has retained Forbes Consulting Group, Inc. ("Forbes") to perform certain consumer market research and consulting services. The Company estimates the projected total cost of such services to be approximately $90,000 to $100,000. It has made payments aggregating approximately $28,500 to Forbes as of the date of this Information Statement. Mr. Bowman is a senior partner of Forbes.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         For the fiscal year ended March 31, 1999, the following persons, who were directors, officers, or beneficial owners of more than 10% of the Common Stock during such fiscal year, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during such fiscal year or any prior fiscal year: Ms. Fonner did not timely file a Form 3 when she was elected a Director on March 23, 1999, but filed a Form 3 on May 7, 1999 reporting her status as a Director as well as the securities that she beneficially owned as of the filing date.

                CERTAIN INFORMATION ABOUT THE BOARD OF DIRECTORS

         The Company has no standing audit, nominating or compensation committees of the Board, or committees performing similar functions. During the fiscal year ended March 31, 1999, the Board held one meeting, which was attended by the sole director.

                             EXECUTIVE COMPENSATION

         Ms. Fonner served as the sole officer of the Company during the fiscal year ended March 31, 1999. For the fiscal year ended March 31, 1999, she received no compensation other than the following: in connection with (i) the plan of reorganization approved by the Company's stockholders, certain persons designated by Capston received an aggregate of 540,000 shares of Common Stock for administrative and management services; and (ii) the Cash Compensation. Ms. Fonner was so designated by Capston to receive 180,600 of such 540,000 shares of Common Stock.

         The Company's current Chief Executive Officer was the Chief Executive Officer of Navis prior to the Navis Transaction on April 5, 1999. The following table sets forth compensation for services in all capacities to Navis, for Navis' fiscal years ended December 31, 1996, 1997 and 1998, of: (i) those persons who were, respectively, Navis' Chief Executive Officer for any time period during fiscal 1998 and up to four of the other most highly compensated executive officers of Navis who were serving as executive officers at December 31, 1998 whose total annual salary and bonus for the fiscal year ending December 31, 1998 exceeded $100,000; and (ii) up to two additional individuals who would have been two of such other four most highly compensated executive officers if such individuals had served as executive officers for the entire fiscal year (collectively, the "Named Navis Officers").

                                         Summary Compensation Table
                                                                                                Long-Term
                                                                                               Compensation
                                             Annual Compensation                                 Awards
                           -----------------------------------------------------------       ----------------
                                                                                                 Securities
Name and                                  Salary            Bonus       Other Annual             Underlying
Principal Position           Year          ($)               ($)        Compensation             Options (#)
John R. Varsames,            1998            $127,076        $0            $6,500                     n/a
President and Chief          1997             $77,209        $0            $6,400                     n/a
Executive Officer            1996                  $0        $0            $1,736                     n/a

         The Company's Chief Executive Officer and Chief Financial Officer, Mr. Varsames and Mr. Grennan, respectively, are currently being paid annual salaries of $150,000 and $125,000, respectively.

Compensation of Directors

         It is anticipated that non-employee Directors will receive initial and annual grants of stock, but no such grants of stock have been made to date.

Pension, Stock Option and Long-Term Incentive Plans

         The Company did not have a pension plan in fiscal 1999. No stock options or long-term incentive awards were issued to any executive officer or director by the Company in fiscal 1999.


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                                           eNote.com Inc.

                                           /s/ John R. Varsames
                                           ------------------------------------
                                           By:  John R. Varsames
                                           President and Chief Executive Officer

Dated:  October 27, 1999